SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2005

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                    to

Commission file number: 1-4850

          A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
                              Computer Sciences Corporation
                              2100 East Grand Avenue
                              El Segundo, California 90245

TABLE OF CONTENTS
Description	Page

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits As of December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits For For the Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

(b) Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005	S-1

        All other schedules required by Section 29 CFR 2520.103-10 of the
        Department of Labor's Rules and Regulations for Reporting and Disclosure
        under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c) Exhibit:

Exhibit 23: Consent of Independent Registered Public Accounting Firm	E-1

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
El Segundo, California

We have audited the accompanying statements of net assets available for benefits of Computer Sciences Corporation Matched Asset Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is a supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP

Los Angeles, California
June 28, 2006

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31
	2005	2004
ASSETS
Participant-directed investments	$1,813,069,207	$1,782,466,112
Nonparticipant-directed investments - CSC common stock	563,174,327	811,241,189
Total Investments	2,376,243,534	2,593,707,301

Receivables:
Accrued investment income	1,520,588	1,733,173
Unsettled trade receivables	25,076,847	20,491,000
Other	259,370	35,554
Total Receivables	26,856,805	22,259,727
Total Assets	2,403,100,339	2,615,967,028

LIABILITIES
Accrued expenses	752,448	765,002
Unsettled trade payables	24,600,330	20,917,593
Other	-	185,306
Total Liabilities	25,352,778	21,867,901
NET ASSETS AVAILABLE FOR BENEFITS	$2,377,747,561 ===========	$2,594,099,127 ===========

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
	Years Ended December 31
	2005	2004
INVESTMENT INCOME (NOTE 7):
Net appreciation in fair value of investments	$ 5,545,478	$ 280,393,549
Interest	18,489,290	15,887,322
Dividends	4,704,701	9,645,097
Net investment income	28,739,469	305,925,968
CONTRIBUTIONS:
Participant	190,402,715	185,997,483
Employer	34,378,649	37,013,362
Employee rollovers	10,386,616	10,363,366
Total Contributions	235,167,980	233,374,211

DEDUCTIONS:
Distributions to participants	213,259,368	209,363,056
Administrative expenses	1,717,288	2,508,615
Total Deductions	214,976,656	211,871,671

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE PLAN TRANSFERS	48,930,793	327,428,508

NET TRANSFERS (TO) FROM OTHER PLANS (NOTE 9)	(265,282,359)	633,779,855

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,594,099,127	1,632,890,764
End of year	$2,377,747,561 ===========	$2,594,099,127 ===========

See Notes to Financial Statements

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Note 1     Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan adopted by the action of the Board of Directors of Computer Sciences Corporation (the "Company") taken on November 3, 1986, and constitutes an amendment and restatement of the Employee Stock Purchase Plan ("the Prior Plan").

The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code (the "Code"), as amended, Section 401(a) and, effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, to satisfy the requirement of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

The Plan is administered by the CSC Retirement and Employee Benefits Plans Committee (the "Committee"), which consists of five members who are appointed by the Board of Directors of the Company and serve without compensation and are reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the Committee. The Committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions vest immediately.

Interest in the CSC Sponsored Trust ("CSC Trust")

The Plan's investments are in a trust sponsored by the Company. Currently, certain participating plans are not part of the same control group as the Company, and the trust is not considered a master trust. The assets of the CSC Trust are held by The Bank of New York (the "Trustee"). At December 31, 2005 and 2004, the Plan's interest in the assets of the CSC Trust was approximately 58.9% and 64.2%, respectively. Investment income and administrative expenses relating to each discretionary or directed fund within the CSC Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

The following participating retirement plans have a divided interest in the CSC Trust: Computer Sciences Corporation Matched Asset Plan and CSR's Range Employees Pension Plan. The following participating retirement plans have an undivided interest in the CSC Trust: Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, Computer Sciences Corporation Cash Balance Plan, CSC/E-Systems Pension Plan, CSC Pension Equity Plan, Eagle Alliance Employee Pension Plan, and the DynCorp Information Systems LLC Union Pension Plan. The following plans are not in the same control group as the Company: CSR's Range Employees Pension Plan and Eagle Alliance Employee Pension Plan.

Eligibility and Participation

Any eligible employee who has satisfied the Plan's age requirement, and is employed by the Company, and who receives a stated compensation in respect of employment on the payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may determine to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the employ of the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions

An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions. Effective January 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), the Plan permits participants age 50 and over, to make additional "catch-up" contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute an additional $4,000 and $3,000 on a pre-tax basis in 2005 and 2004, respectively (increasing to $5,000 in 2006, with inflation adjustments after that).

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

A participant is not permitted to make voluntary after-tax contributions to the Plan, unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.

The Company will contribute an amount equal to 50% of the first 3% of the participant's compensation deferral, except for eight groups of employees for whom, under the terms of their contract agreements, the Company will contribute amounts based on the following rates:

Group 1 - 50% of the first 4% of the participant's compensation deferral;
Group 2 - 100% of the first 7% of the participant's compensation deferral;
Group 3 - 100% of the first 5% of the participant's compensation deferral;
Group 4 - 100% of the first 10% of the participant's compensation deferral;
Group 5 - 50% of the first 6% of the participant's compensation deferral;
Group 6 - 75% of the first 4% of the participant's compensation deferral;

Group 7 - 50% of the first 8% of the participant's compensation deferral and discretionary employer contribution of at least 1% of participant compensation; and
Group 8 - 50% of the first 8% of the participant's compensation deferral and discretionary employer contribution of at least 2% of participant compensation.

Matching contributions will be invested in the Company Stock Fund, which invests in the common stock of the Company except for employees of CSC Credit Services, Inc., Mississippi Space Services, Eagle Alliance, and Computer Sciences Raytheon whose matching contributions are not required to be invested in the Company Stock Fund, and may be invested in any available fund selected by the employee.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Plan investment returns, and is charged with withdrawal and an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Certain Company contributions are automatically invested in CSC common stock. The Plan currently offers the following fifteen investment options: Money Market Fund, Short

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Duration Bond Fund, Core Bond Fund, Government TIPS Bond Fund, High Yield Bond Fund, Balanced 40/60 Fund, Balanced 60/40 Fund, Balanced 80/20 Fund, Active Allocation Fund, S&P 500 Index Fund, S&P 500 Select Fund, Active U.S. Equity Fund, U.S. Equity Completion Fund, International Equity Fund, and CSC Stock Fund. The DynCorp Frozen Stable Value Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.

The investment return in the respective funds is allocated to a participant based on his or her account balance.

Vesting of Participants' Interests/Forfeitures

Participants are vested immediately in his or her contributions plus actual earnings thereon.

Vesting in his or her Matching Contribution Account is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company or upon severance by reason of death or total and permanent disability.

Any nonvested portion of the Matching Contributions Account will be forfeited upon withdrawal from the Plan. Forfeitures may be applied to reduce future matching contributions by the Company. Such forfeitures during 2005 and 2004 amounted to $1,641,650 and $2,209,996, respectively. The Plan had a forfeiture balance of $322,171 and $0 at December 31, 2005 and 2004, respectively. During the years ended December 31, 2005 and 2004, employer contributions were reduced by $1,319,479 and $2,336,163, respectively.

Distributable Amounts, Withdrawals and Refunds

A participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment or dismissal. The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.

While still an employee, a participant may, upon at least a 30 day written notice to the Committee, make a withdrawal of his or her compensation deferral contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Note 2     Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments, including mutual funds, separate and commingled funds, Company stock, investment contracts, and certain derivative instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

The Plan invests in securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Security Transactions

Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Valuation of Investment Securities

Investments in common stocks, corporate and government fixed income securities and registered investment companies are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in money market funds and certificate of deposits are stated at cost which approximates fair value. Derivatives are valued at fair value (see Note 11). Participant loans are valued at outstanding loan balances, which approximate fair value.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $4,227,637 and $5,945,543 at December 31, 2005 and 2004, respectively.

Note 3     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 13, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code.

The Committee believes that the Plan is designed and operated to qualify under applicable provisions of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Note 4     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$ 2,377,747,561	$ 2,594,099,127
Amounts allocated to withdrawing participants	(4,227,637)	(5,945,543)
Net assets available for benefits per Form 5500	$ 2,373,519,924 ============	$ 2,588,153,584 ============

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2005	2004
Distributions to participants per the financial statements	$ 213,259,368	$ 209,363,056
Add: Amounts allocated to withdrawing participants at end of year	4,227,637	5,945,543
Less: Amounts allocated to withdrawing participants at start of year	(5,945,543)	(11,298,739)
Distributions to participants per the Form 5500	$ 211,541,462 ============	$ 204,009,860 ============

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 5     Investment Funds

Participant contributions - Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible paycheck once per a calendar month. In addition, a participant may elect to redesignate any amounts in his or her accounts as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

The following table represents the individual investments that exceeded 5% of the Plan's net assets available for benefits, as of December 31:

	December 31
Description of Issue	2005		2004

SSGA Short Term Investment Fund	$ 165,843,464		$ 172,263,178
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund	502,338,292		511,832,122
Frank Russell Equity #1 Fund	161,824,086		144,607,897
Mellon Bank EB Daily Liquidity Enhanced Asset Allocation Fund	129,886,837		**
Mellon Bank EB Daily Market Completion Fund	225,227,193		213,653,768
CSC common stock	563,174,327	*	811,241,189

*    A portion of this investment is nonparticipant-directed.

**  Investments did not exceed 5% of net assets available for benefits at fiscal year end.

Note 6     Participant Loans

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at outstanding loan balances, which approximate fair value, on the statements of net assets available for benefits.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund election for contributions (except for company match). Principal and interest are paid ratably through payroll deductions.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Note 7     Investments in CSC Trust

The following table presents investments in the CSC Trust at fair value.

	December 31
	2005	2004
Investments at Fair Value as Determined by
Quoted Market Price
Cash (Overdraft)	$ 2,471	$ (27,316)
Other short-term investment fund	29,360,027	29,126,982
Money market fund	165,843,464	172,263,178
Bonds and debentures	452,058,782	421,198,741
CSC common stock	563,174,327	812,106,525
International equity portfolio	269,687,495	216,604,301
Registered investment company	35,422,793	34,076,119
	1,515,549,359	1,685,348,530
Investment at Estimated Fair Value
Interest in commingled funds	2,467,537,383	2,301,009,897
Geewax Terker Hedge fund	15,268,464	14,559,374
Guaranteed investment contracts	-	185,352
Financial futures	6,500	-
	2,482,812,347	2,315,754,623
Investment at Cost, Which Approximates Fair Value
Employee loans	33,413,167	41,394,081
Total CSC Trust	$ 4,031,774,873 ============	$ 4,042,497,234 =============
Plan's Interest in CSC Trust	$ 2,376,243,534 ============	$ 2,593,707,301 =============

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

The investment income (loss) of the CSC Trust is summarized as follows:

	Year Ended December 31
	2005	2004

Bonds and debentures	$ (8,700,719)	$ (2,631,334)
CSC Stock Fund	(67,421,749)	177,373,848
International equity portfolios	26,809,513	35,974,698
Registered investment company	(1,454,666)	333,912
Commingled funds	133,685,004	204,928,247
Net appreciation in fair value of investments	82,917,383	415,979,371
Dividends	13,807,474	27,568,838
Interest	26,468,180	24,797,058
CSC Trust Investment Income	$ 123,193,037 ===========	$ 468,345,267 ===========
Plan's Interest in the CSC Trust Investment Income	$ 28,739,469 ===========	$ 305,925,968 ===========

Note 8     Related-Party Transactions

Certain short-term investment funds are managed by The Bank of New York. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The fees associated with these funds were paid by the Company and amounted to $1,500 a year for the years ended December 31, 2005 and 2004. In addition, The Bank of New York became the fund manager of the International Equity Fund in 2004. As the fund manager, The Bank of New York was paid $84,999 and $32,522 by the Plan in fees associated with this fund for the year ended December 31, 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan held 11,121,136 and 14,391,364 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $585,730,828 and $753,479,432, respectively.

Note 9     Mergers and Spin-off

On January 5, 2005 the CSC Outsourcing Inc. Hourly Savings Plan and the CSC Outsourcing Inc. CUTW Hourly Savings Plan ("the Hourly Plans") merged into the Plan. The participants' investment account balances of the Hourly Plans were transferred into the Plan. As a result of the merger, participants of the Hourly Plans can participate in the Plan, effective January 5, 2005.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

The management of the Company believes that these mergers were tax-exempt transactions under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

Effective January 6, 2005, the DynCorp International LLC Matched Asset Plan was spun-off from the Plan. The spin-off was agreed to as part of the sale of DynCorp International LLC. Participant assets were transferred to the spun-off plan in January 2005. The management of the Company believes that this spin-off was a tax-exempt transaction under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

On July 1, 2004, the DynCorp Capital Accumulation Retirement Plan ("CAP") and DynCorp Savings and Retirement Plan ("SARP") were merged with the Plan and the net assets of CAP and SARP were transferred to the Plan in 2004. The management of the Company believes that these mergers were tax-exempt transactions under the applicable provisions of the Code and, therefore, not subject to federal income taxes.

Note 10     Nonparticipant-Directed Investments

All employer contributions are invested in CSC common stock in the CSC Stock Fund, except for certain defined group of employees, and they cannot be transferred into another investment fund. However, special diversification rights apply upon reaching age 55 with 5 years of service, or at age 59-1/2 regardless of years of service. Employer contributions, which are in the CSC Stock Fund, may be allocated to any of the other investment funds. The participant-directed portion of the CSC Stock Fund, consisting of employee contributions and balances subject to special diversification rights, is undetermined.

Information about the net assets and the significant components of the changes in net assets relating to the CSC Stock Fund is as follows as of December 31:

	2005	2004
Net assets:
CSC common stock	$ 563,174,327	$ 811,241,189
Short-term investments	4,588,686	4,122,993
Accrued income	16,157	6,947
Net unsettled trades payable	(680,581)	(79,449)
CSC Stock Fund	$ 567,098,589	$ 815,291,680

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004
	2005	2004
Changes in net assets:
Net (depreciation) appreciation in fair value of investments	(68,203,132)	160,910,766
Interest income	928,210	712,811
Employer contributions	31,478,944	33,695,321
Participant contributions	17,264,336	21,913,940
Participant rollovers	693,209	718,761
Transfers to participant-directed investments	(30,570,785)	(36,305,884)
Plan to plan transfers	(150,356,823)	344,115,360
Benefits paid to participants	(49,379,973)	(76,622,379)
Administrative fees	(47,077)	(71,771)
Net Change	(248,193,091)	449,066,925
CSC Stock Fund -- beginning of the year	815,291,680	366,224,755
CSC Stock Fund -- end of the year	$ 567,098,589 ============	$ 815,291,680 ============

Note 11     Derivative Financial Instruments

In the Plan's separate accounts, one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its strategy. This strategy includes the use of futures and options as substitutes for certain types of fixed income securities. In 2004, one international fund equity manager used derivative instruments to hedge the currency risk component of the Plan's foreign investments. Currency hedge positions in aggregate were not permitted to exceed the level of exposure in the Plan's related assets. Since late 2004, the Plan does not hedge currency risk as a result of a change in international fund manager. Leveraging of the Plan's assets and speculation are prohibited.

Foreign Currency Exchange Contracts

During 2004, the Plan entered into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Plan's foreign equity investments. The terms of these contracts generally did not exceed one year. The credit risk associated with these contracts was minimal as they were entered into with a limited number of highly rated counterparties.

The fair values associated with the foreign currency contracts have been estimated by valuing the position of the contracts using the applicable spot rates and forward rates as of the reporting date. Changes in fair values were accounted for as net appreciation (depreciation) in fair value of investments. The Plan had no foreign currency forward contracts at December 31, 2005 and 2004.

COMPUTER SCIENCES CORPORATION
MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

Futures Contracts

The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.

During 2005 and 2004, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2005, the Plan had futures contracts to buy and sell U.S. Treasury Notes contracts with notional amounts of $82,800,000 and $19,100,000, respectively; to buy U.S Treasury Bond contracts with notional amounts of $900,000; and to buy and sell Eurodollar contracts with notional amounts of $18,000,000 and $3,000,000, respectively. At December 31, 2004, the Plan had futures contracts to buy and sell U.S. Treasury Bonds contracts with notional amounts of $700,000 and $6,900,000, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.

The fair value of futures contracts in the statement of net assets available for benefits is zero at December 31, 2005 and 2004, as settlements are made by cash daily. Changes in fair values are accounted for as net appreciation (depreciation) in fair value of investments.

At December 31, 2005, the fair market value of other financial futures is immaterial.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement and Employee Benefits Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                               Computer Sciences Corporation
                                                               MATCHED ASSET PLAN

Date: June 28, 2006                               By:    /s/Leon J. Level
                                                                       Leon J. Level
                                                                       Chairman,
                                                                       Computer Sciences Corporation
                                                                       Retirement and Employee Benefits Plans Committee

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	State Street Global Advisor	Short-term Investment Fund				$ 165,843,464

*	The Bank of New York	Collective Short Term Invest Fd				13,208,126
	HSBC Bank USA Instl	Certificate of Deposit				394,166
	Deutsche Bank AG	Certificate of Deposit				175,000
			Total Short-Term Investments			13,777,292

	Euro	Foreign Currency				576
*	Computer Sciences Corporation	Common Stock (11,121,136 shares)			$585,730,828	563,174,327
*	Various participants	Participant loans (maturing 2006 to 2021 at interest rates of 3.75% to 11.11%)				33,413,167

	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Liquidity Aggregate Bond Index Fd				88,654,753
	Mellon Bank, N.A.	Commingled Fund - Daily Liquidity Stock Index Fund				502,338,292
	Mellon Bank, N.A.	Commingled Fund - EB Daily Liquidity Enhanced Asset Allocation				129,886,837
	State Street Global Advisor	Commingled Fund - SSGA Index Plus Secs Lending Ser A Fund				73,987,994
	Mellon Bank, N.A.	Commingled Fund - Mellon EB Daily Market Completion Fund				225,227,193
	Frank Russell	Commingled Fund - Frank Russell Equity #1 Fund				161,824,086
	State Street Global Advisor	Commingled Fund - SSGA Gov't TIPS Bond Fund				37,387,437
	T.Rowe Price	Commingled Fund - Frozen Stable Value Fund				17,140,646
			Total Interest in Commingled Funds			1,236,447,238

	Vanguard Group	Mutual Fund - Vanguard High Yield Corp Bond fund				35,422,793

	American Home Mtg Assets Tr	Corporate Bond	5.229%	11/25/35		1,670,719
	Adjustable Rate Mtg Tr	Corporate Bond	5.229%	12/25/35		1,078,019
	Asif Global Financing Xxiii Nt	Corporate Bond	3.900%	10/22/08		194,592
	Banc One Corp	Corporate Bond	2.625%	06/30/08		161,087
	Bank One Corp	Corporate Bond	6.000%	08/01/08		266,804
	Bank One Issuance Tr V/R	Corporate Bond	4.228%	10/15/08		1,200,089
	Bank One Issuance Tr V/R	Corporate Bond	5.172%	12/15/10		1,277,938
	Bayerische Landesbank	Corporate Bond	2.500%	04/28/06		1,018,040
	Bear Stearns Arm Tr	Corporate Bond	3.224%	10/25/34		1,052,896
	Bear Stearns Alt-A Tr	Corporate Bond	5.329%	11/25/34		1,049,117
	Bmw Vehicle Owner Tr	Corporate Bond	4.040%	02/25/09		1,164,327
	CWABS Inc	Corporate Bond	5.079%	08/25/35		1,332,984
	CWABS Inc	Corporate Bond	4.420%	01/25/36		1,053,990

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Capital Auto Receivables Asset	Corporate Bond	3.580%	10/16/06		100,621
	Capital Auto Receivables Asset	Corporate Bond	3.350%	02/15/08		1,456,179
	Capital Auto Receivables Asset	Corporate Bond	4.050%	07/15/09		1,038,446
	Chase Coml Mtg Secs Corp	Corporate Bond	7.757%	04/15/32		911,380
	Chase Issuance Tr	Corporate Bond	3.220%	06/15/10		1,070,399
	Chase Manhattan Auto Owner Tr	Corporate Bond	2.080%	05/15/08		1,102,094
	Citibank Cr Card Issuance Tr	Corporate Bond	5.650%	06/16/08		1,279,769
	Citibank Cr Card Issuance Tr	Corporate Bond	2.550%	01/20/09		1,367,342
	Citibank Cr Card Issuance Tr	Corporate Bond	2.700%	01/15/08		1,124,125
	Citibank Cr Card Issuance Tr	Corporate Bond	3.200%	08/24/09		1,290,848
	Comm 2000-C1	Corporate Bond	7.416%	04/15/10		913,975
	Commercial Mtg Accep Corp Coml	Corporate Bond	6.030%	09/15/30		784,011
	Cwalt Inc	Corporate Bond	5.500%	07/25/35		777,926
	Daimlerchrysler Auto Tr	Corporate Bond	3.090%	01/08/08		1,256,189
	Daimlerchrysler Auto Tr	Corporate Bond	2.980%	08/08/08		1,182,374
	Encore Cr Receivables Tr	Corporate Bond	5.059%	02/01/36		855,184
	Federal Natl Mtg Assn Gtd	Corporate Bond	5.750%	08/25/34		1,275,280
	Fieldstone Mtg Invt Corp	Corporate Bond	5.079%	02/25/36		999,994
	Ford Cr Auto Owner Tr	Corporate Bond	3.480%	11/17/08		1,456,355
	Ford Cr Auto Owner Tr	Corporate Bond	3.080%	07/15/07		489,272
	Ford Cr Auto Owner Tr	Corporate Bond	4.240%	03/15/08		1,145,279
	General Elec Cap Corp M/T/N	Corporate Bond	9.830%	12/15/08		200,142
	General Elec Cap Corp M/T/N	Corporate Bond	3.450%	07/16/07		882,774
	General Elec Cap Corp M/T/N	Corporate Bond	3.600%	10/15/08		798,592
	General Elec Cap Corp M/T/N	Corporate Bond	3.450%	01/15/08		2,159,210
	Gmac Coml Mtg Sec Inc	Corporate Bond		03/15/33		914,039
	Gmac Coml Mtg Secs Inc	Corporate Bond	7.179%	08/15/36		704,043
	Golden West Finl Corp Del	Corporate Bond	4.125%	08/15/07		143,509
	Greenwich Cap Coml Fdg Corp	Corporate Bond	4.112%	01/11/17		873,958
	Gs Mtg Secs Corp Ii	Corporate Bond	6.135%	10/18/30		1,057,661
	Gs Mtg Secs Corp Ii V/R	Corporate Bond	1.114%	01/10/40		539,975
	Gs Mtg Secs Corp	Corporate Bond	3.691%	08/25/34		1,331,654
	Harborview Mtg Ln Tr	Corporate Bond	4.922%	11/19/35		1,382,626
	Honda Auto Receivables Owner Trust	Corporate Bond	4.460%	05/21/09		967,875
	Honda Auto Receivables 2003-5	Corporate Bond	2.300%	10/18/07		748,474
	Honda Auto Receivables 2004-2	Corporate Bond	2.520%	02/15/07		246,883
	Honda Auto Receivables 2004-2	Corporate Bond	3.300%	06/16/08		1,389,954

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Honda Auto Receivables 2004-3	Corporate Bond	2.910%	10/20/08		1,225,497
	Honda Auto Receivables 2005-1	Corporate Bond	3.530%	10/21/08		1,208,261
	Household Finance Corp	Corporate Bond	4.125%	12/15/08		341,761
	Ifc Sbap 97-1A V/R	Corporate Bond		01/15/24		310,028
	Impac Secd Assets Corp	Corporate Bond	5.079%	03/25/36		1,416,345
	Lb-Ubs Coml Mtg Tr	Corporate Bond	1.358%	04/15/37		494,920
	Luminent Mtg Tr	Corporate Bond	5.219%	11/25/35		1,548,959
	Mbna Cr Card Master Nt Tr	Corporate Bond	2.650%	11/15/10		1,568,931
	Mbna Master Cr Card Tr Ii V/R	Corporate Bond	5.247%	12/15/08		2,322,442
	Merck & Co Inc	Corporate Bond	5.250%	07/01/06		125,165
	Metropolitan Life Global Fdg I	Corporate Bond	2.600%	06/19/08		282,879
	Morgan Stanley Abs Cap I Inc	Corporate Bond	5.059%	09/25/35		1,029,075
	Morgan Stanley Cap I Inc	Corporate Bond	6.530%	03/15/31		1,400,367
	Nationslink Fdg Corp	Corporate Bond	6.316%	01/20/31		890,697
	New Centy Home Equity Ln Tr	Corporate Bond	5.039%	01/25/36		1,110,519
	Nissan Auto Receivables 2003-C	Corporate Bond	2.700%	12/17/07		1,336,136
	Nissan Auto Receivables 2004-A	Corporate Bond	2.010%	11/15/07		1,047,989
	Option One Mtg Ln Tr	Corporate Bond	5.059%	11/25/35		1,223,774
	Ownit Mtg Ln Tr	Corporate Bond	5.079%	08/25/36		1,203,270
	Peoples Choice Home Ln Secs Tr	Corporate Bond	5.079%	08/25/35		985,628
	Residential Accredit Lns Inc	Corporate Bond	6.000%	12/25/16		76,700
	Residential Fdg Mtg Secs I Inc	Corporate Bond	5.500%	09/25/33		833,750
	Residential Asset Mtg Prods	Corporate Bond	5.069%	05/25/35		923,024
	Residential Asset Mtg Prods	Corporate Bond		08/27/07		1,320,390
	Slm Student Ln Tr	Corporate Bond	3.920%	01/25/18		1,137,736
	Specialty Underwriting &	Corporate Bond	5.079%	06/25/36		1,197,414
	Structured Asset Secs Corp	Corporate Bond	6.840%	10/12/34		43,742
	Structured Asset Secs Corp	Corporate Bond	4.920%	03/25/34		891,367
	Structured Adj Rate Mtg Ln Tr	Corporate Bond	5.259%	09/25/34		508,982
	Structured Asset Invt Ln Tr	Corporate Bond	5.049%	12/27/35		1,342,984
	Tms Sba Ln Tr	Corporate Bond	7.520%	01/15/25		131,981
	Tms Sba Ln Tr	Corporate Bond	3.610%	04/15/24		208,914
	Usaa Auto Ownwe Tr	Corporate Bond	3.900%	07/15/09		716,692
	Usaa Auto Owner Tr	Corporate Bond	2.060%	04/15/08		826,465
	Usaa Owner Trust 2005-1 A2	Corporate Bond	3.550%	09/17/07		636,550
	U S Bk Natl Assn Minneapolis	Corporate Bond	6.300%	07/15/08		279,609
	Verizon Global Fdg Corp	Corporate Bond	6.125%	06/15/07		406,796

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Vodafone Group Plc New	Corporate Bond	3.950%	01/30/08		108,076
	Virginia Elec & Pwr Co	Corporate Bond	5.750%	03/31/06		466,051
	Wachovia Corp 2Nd New	Corporate Bond	3.500%	08/15/08		241,570
	Washington Mut Asset Secs Corp	Corporate Bond	4.240%	05/25/36		931,971
	Washington Mut Mtg Secs Corp	Corporate Bond	6.192%	11/25/30		216,097
	Washington Mut Mtg Secs Corp	Corporate Bond	6.250%	02/25/32		121,995
	Wells Fargo & Co New	Corporate Bond	4.125%	03/10/08		2,068,458
	Tms Sba Ln Tr V/R	Corporate Bond	8.000%	01/15/25		192,821
	Us Central Credit Union	Corporate Bond	2.750%	05/30/08		276,538
	American Express Cr Account	Corporate Bond	5.098%	02/15/13		650,125
	Aol Time Warner Inc	Corporate Bond	7.625%	04/15/31		11,137
	Asif Global Financing Xxiii Nt	Corporate Bond	3.900%	10/22/08		97,296
	At&T Broadband Corp	Corporate Bond	8.375%	03/15/13		109,961
	Avalonbay Cmntys Inc M/T/N	Corporate Bond	4.950%	03/15/13		63,623
	Banc One Corp	Corporate Bond	2.625%	06/30/08		80,543
	Banc Amer Coml Mtg Inc	Corporate Bond	6.503%	04/15/36		474,787
	Banc Amer Coml Mtg Inc	Corporate Bond	6.186%	06/11/35		468,293
	Banc Amer Alternative Ln Tr	Corporate Bond	5.000%	07/25/19		232,045
	Banc Amer Alternative Ln Tr	Corporate Bond	5.000%	06/25/19		218,588
	Banc Amer Coml Mtg Inc	Corporate Bond	4.512%	12/10/42		426,031
	Bankamerica Corp	Corporate Bond	6.250%	04/01/08		51,405
	Bank New York Inc	Corporate Bond	3.750%	02/15/08		97,705
	Berkshire Hathaway Fin Corp	Corporate Bond	3.375%	10/15/08		120,441
	Berkshire Hathaway Fin Corp	Corporate Bond	3.400%	07/02/07		112,548
	Berkshire Hathaway Fin Corp	Corporate Bond	4.125%	01/15/10		53,445
	Bristol-Meyer Squibb	Corporate Bond	6.875%	08/01/97		56,786
	Bskyb Fin U K Plc	Corporate Bond	6.500%	10/15/35		39,859
	Canadian Pac Ry Co New	Corporate Bond	6.250%	10/15/11		79,663
	Canadian Pac Ry Co New	Corporate Bond	5.750%	03/15/33		103,699
	Capital Auto Receivables Asset	Corporate Bond	2.920%	04/15/08		393,601
	Chase Coml Mtg Secs Corp	Corporate Bond	7.198%	01/15/32		267,869
	Chase Issuance Tr	Corporate Bond	3.220%	06/15/10		632,509
	Chrysler Corp	Corporate Bond	7.450%	03/01/27		27,131
	Citigroup Inc	Corporate Bond	6.200%	03/15/09		51,863
	Citibank Cr Card Issuance Tr	Corporate Bond	2.550%	01/20/09		732,505
	Citigroup Inc	Corporate Bond	3.500%	02/01/08		267,729
	Citigroup Inc	Corporate Bond	4.625%	08/03/10		49,308
	Citibank Cr Card Issuance Tr	Corporate Bond	2.900%	05/17/10		478,679

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Citigroup Inc	Corporate Bond	5.850%	12/11/34		52,072
	Citigroup Inc	Corporate Bond	4.125%	02/22/10		291,450
	Citigroup Inc	Corporate Bond	3.625%	02/09/09		385,100
	Citibank Cr Card Issuance Tr	Corporate Bond	3.200%	08/24/09		803,736
	Comcast Corp New	Corporate Bond	7.050%	03/15/33		107,958
	Comcast Corp New	Corporate Bond	6.500%	11/15/35		127,383
	Commercial Mtg Accep Corp Coml	Corporate Bond	6.030%	09/15/30		441,006
	Consolidated Nat Gas Co	Corporate Bond	5.000%	03/01/14		24,433
	Credit Suisse First Boston Mtg	Corporate Bond	6.300%	11/11/30		340,392
	Credit Suisse First Boston Mtg	Corporate Bond	4.832%	04/15/37		390,090
	Cwabs Inc	Corporate Bond	5.119%	02/25/36		649,271
	Daimlerchrysler North Amer	Corporate Bond	4.050%	06/04/08		48,675
	Depfa Acs Bk	Corporate Bond	3.625%	10/29/08		291,531
	Devon Fing Corp U L C	Corporate Bond	7.875%	09/30/31		82,596
	Deutsche Telekom Intl Fin B V	Corporate Bond	8.250%	06/15/30		25,438
	Dlj Coml Mtg Corp	Corporate Bond	6.410%	02/18/31		95,568
	Dominion Res Inc Del	Corporate Bond	7.195%	09/15/14		88,878
	Dominion Res Inc Del	Corporate Bond	5.125%	12/15/09		49,854
	Eksportfinans A S A Medium	Corporate Bond	3.375%	01/15/08		424,190
	Encana Corp	Corporate Bond	6.505%	08/15/34		55,868
	Enterprise Prods Oper L P	Corporate Bond	4.000%	10/15/07		48,955
	Federated Dept Stores Inc Del	Corporate Bond	6.790%	07/15/27		52,561
	First Un Corp	Corporate Bond	6.300%	04/15/08		129,215
	First Union-Lehman Bros Bk-Amer	Corporate Bond	6.560%	11/18/35		307,171
	Firstenergy Corp	Corporate Bond	7.375%	11/15/31		17,700
	Florida Pwr & Lt Co	Corporate Bond	4.950%	06/01/35		45,700
	Fort Irwin Ld Llc	Corporate Bond	5.300%	12/15/35		111,491
	Fort Irwin Ld Llc	Corporate Bond	5.030%	12/15/25		48,319
	General Elec Cap Corp M/T/N	Corporate Bond	3.450%	01/15/08		1,121,796
	General Elec Cap Corp Medium	Corporate Bond	4.125%	09/01/09		121,685
	General Elec Cap Corp Medium	Corporate Bond	5.000%	11/15/11		1,161,137
	GMAC Commercial Mortgage Secur	Corporate Bond	6.175%	05/15/33		179,779
	GMAC Comm Mtg Sec Inc	Corporate Bond	6.945%	09/15/33		448,245
	GMAC Coml Mtg Sec Inc	Corporate Bond		03/15/33		560,393
	GMAC Coml Mtg Secs Inc	Corporate Bond	7.179%	08/15/36		407,158
	Gs Mtg Secs Corp Ii	Corporate Bond	6.135%	10/18/30		292,544

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Gs Mtg Secs Corp Ii	Corporate Bond	4.751%	07/10/39		388,125
	Gs Mtg Secs Corp	Corporate Bond	4.073%	08/25/34		817,949
	Gte Corp	Corporate Bond	6.940%	04/15/28		26,755
	Heller Finl Coml Mtg Asset Corp	Corporate Bond	6.847%	05/15/31		235,207
	Homebanc Mtg Tr	Corporate Bond	5.229%	10/25/35		403,847
	Honda Auto Receivables Owner Trust	Corporate Bond	4.460%	05/21/09		595,615
	Household Fin Corp	Corporate Bond	6.375%	10/15/11		221,987
	Household Fin Corp Nt	Corporate Bond	6.450%	02/01/09		41,445
	J P Morgan Chase & Co	Corporate Bond	5.350%	03/01/07		175,686
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	4.895%	09/12/37		416,290
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	5.857%	10/12/35		476,045
	J P Morgan Chase Coml Mtg Secs	Corporate Bond	6.429%	04/15/35		365,292
	L-Bank Foerderbkbank	Corporate Bond	4.250%	09/15/10		343,746
	Lb-Ubs Coml Mtg Tr	Corporate Bond	7.370%	08/15/26		331,141
	Lennar Corp	Corporate Bond	5.600%	05/31/15		24,138
	Lockheed Martin Corp 8.50 01Dec2029	Corporate Bond	8.500%	12/01/29		102,223
	Massmutual Global Fdg Ii	Corporate Bond	2.550%	07/15/08		136,905
	Mastr Alternative Ln Tr	Corporate Bond	5.500%	05/25/34		221,900
	May Dept Stores	Corporate Bond	8.125%	08/15/35		55,295
	May Dept Stores Co	Corporate Bond	6.650%	07/15/24		21,028
	May Dept Stores Co	Corporate Bond	6.700%	07/15/34		10,651
	Mbna Cr Card Master Nt Tr	Corporate Bond	2.650%	11/15/10		641,836
	Mbna Cr Card Master Nt Tr	Corporate Bond	2.700%	09/15/09		584,211
	Mbna Cr Card Master Nt Tr	Corporate Bond	5.055%	12/15/10		624,916
	Metlife Inc	Corporate Bond	5.700%	06/15/35		60,222
	Morgan J P Coml Mtg Fin Corp	Corporate Bond	7.371%	08/15/32		338,927
	Morgan Stanley Cap I Inc	Corporate Bond	6.480%	11/15/30		394,131
	Morgan Stanley Co	Corporate Bond	6.750%	04/15/11		107,653
	Morgan Stanley	Corporate Bond	5.050%	01/21/11		350,105
	National Westminster Bk Plc	Corporate Bond	7.375%	10/01/09		81,424
	News Amer Hldgs Inc Sr Deb	Corporate Bond	7.750%	01/20/24		45,094
	News Amer Hldgs Inc	Corporate Bond	8.500%	02/23/25		60,158
	News Amer Inc	Corporate Bond	7.300%	04/30/28		109,717
	News Amer Inc	Corporate Bond	7.280%	06/30/28		27,335

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	News Amer Inc	Corporate Bond	6.200%	12/15/34		14,900
	News Amer Inc	Corporate Bond	6.400%	12/15/35		50,397
	Northrop Grumman 7.875 01Mar2026	Corporate Bond	7.875%	03/01/26		94,583
	Northrop Grumman Corp	Corporate Bond	4.079%	11/16/06		128,995
	Peoples Choice Home Ln Secs Tr	Corporate Bond	5.079%	08/25/35		595,961
	Platinum Underwriters Fin Inc	Corporate Bond	7.500%	06/01/17		101,908
	Protective Life Secd Trs Secd M/T/N	Corporate Bond	3.700%	11/24/08		14,558
	Progress Energy Inc	Corporate Bond	7.750%	03/01/31		65,975
	Progress Energy Inc	Corporate Bond	7.000%	10/30/31		55,486
	Pulte Corp Sr Nt	Corporate Bond	5.200%	02/15/15		42,333
	Rasc Ser 2005-Ks12 Tr	Corporate Bond	5.049%	06/25/26		599,813
	Raytheon Co	Corporate Bond	4.500%	11/15/07		18,836
	Rouse Co	Corporate Bond	3.625%	03/15/09		154,113
	SBC Communications Inc	Corporate Bond	6.450%	06/15/34		36,420
	SBC Communications Inc	Corporate Bond	6.150%	09/15/34		20,089
	Salomon Bros Mtg Secs Vii Inc	Corporate Bond	6.499%	10/13/11		468,679
	Salomon Bros Coml Mtg Tr	Corporate Bond	6.592%	12/18/33		374,622
	Scottish Pwr Plc	Corporate Bond	5.375%	03/15/15		70,039
	Scottish Pwr Plc	Corporate Bond	4.910%	03/15/10		99,072
	Sprint Cap Corp	Corporate Bond	6.875%	11/15/28		27,317
	Sprint Cap Corp	Corporate Bond	8.750%	03/15/32		59,719
	Structured Asset Secs Corp	Corporate Bond	3.357%	01/25/31		293,735
	Structured Adj Rate Mtg Ln Tr	Corporate Bond	5.279%	10/25/35		512,375
	Suncor Energy Inc	Corporate Bond	5.950%	12/01/34		10,578
	Suntrust Bank Inc	Corporate Bond	3.625%	10/15/07		200,549
	Suntrust Banks Inc C/D	Corporate Bond	4.415%	06/15/09		107,309
	Suntrust Bk Inc	Corporate Bond	4.000%	10/15/08		68,400
	Swedish Export Cr Corp	Corporate Bond	2.875%	01/26/07		122,578
	Tci Communications Inc Deb	Corporate Bond	7.125%	02/15/28		123,499
	Teck Cominco Ltd	Corporate Bond	6.125%	10/01/35		49,448
	Tiaa Global Mkts Inc	Corporate Bond	3.875%	01/22/08		49,031
	Time Warner Companies Inc	Corporate Bond	7.570%	02/01/24		239,965
	Tyco Intl Group Sa	Corporate Bond	6.375%	10/15/11		124,631
	UBS Pfd Fdg Tr I	Corporate Bond	8.622%	10/29/49		57,195
	U S Bancorp M/T/N	Corporate Bond	3.950%	08/23/07		24,676
	U S Bk Natl Assn Cincinnati M/T/N	Corporate Bond	2.850%	11/15/06		147,525

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	U S Bk Natl Assn Cincinnati	Corporate Bond	4.400%	08/15/08		296,982
	Vodafone Airtouch Plc	Corporate Bond	7.750%	02/15/10		202,625
	Vodafone Group Plc New	Corporate Bond	5.000%	09/15/15		48,701
	Verizon Md Inc	Corporate Bond	5.125%	06/15/33		75,594
	Verizon Global Fdg Corp	Corporate Bond	5.850%	09/15/35		24,092
	Wachovia Bk Coml Mtg Tr	Corporate Bond	5.125%	08/15/35		499,280
	Wellpoint Inc Com	Corporate Bond	5.950%	12/15/34		87,624
	Wells Fargo & Co New	Corporate Bond	4.200%	01/15/10		77,882
	Wells Fargo Mtg Backed Secs V/R	Corporate Bond	4.476%	07/25/34		705,200
	Wells Fargo & Co New	Corporate Bond	4.000%	08/15/08		147,198
	Wells Fargo & Co New	Corporate Bond	4.625%	08/09/10		232,074
	Wyeth	Corporate Bond	6.000%	02/15/36		102,979
	Associates Corp North Amer Sr Nts	Corporate Bond	6.875%	11/15/08		368,444
			Total Corporate Bonds			119,127,824
	Federal Natl Mtg Assn Remic Tr	Government Fixed Income	5.750%	07/25/35		816,559
	Federal Natl Mtg Assn Remic Tr	Government Fixed Income	5.750%	08/25/23		1,028,331
	Federal Natl Mtg Assn Gtd Remic	Government Fixed Income	3.310%	02/25/32		256,922
	Federal Home Ln Mtg Corp Deb	Government Fixed Income	3.370%	04/28/08		1,547,214
	Federal Natl Mtg Assn M/T/N	Government Fixed Income	2.710%	01/30/07		3,400,070
	Federal Natl Mtg Assn M/T/N	Government Fixed Income	2.750%	05/10/06		1,539,828
	Federal Home Ln Mtg Corp	Government Fixed Income	5.250%	01/15/06		4,151,297
	Federal Natl Mtg Assn Medium	Government Fixed Income	2.770%	12/29/06		622,895
	Federal Home Ln Mtg Corp	Government Fixed Income	5.000%	03/15/18		784,627
	Federal Home Ln Mtg Corp	Government Fixed Income	3.750%	03/03/09		800,508
	Federal Home Ln Mtg Corp	Government Fixed Income	5.500%	05/15/35		1,024,860
	Gov't Nat'l Mtge Assn Pool # 80947	Government Fixed Income	3.750%	06/20/34		2,500,999
	Gov't Nat'l Mtge Assn Pool # 81257	Government Fixed Income	5.000%	02/20/35		2,237,919
	U S Treasury Notes	Government Fixed Income	4.625%	05/15/06		5,085,182
	U S Treasury Notes	Government Fixed Income	3.750%	05/15/08		354,881
	United States Treas Nts	Government Fixed Income	2.375%	08/31/06		291,082
	U S Treasury Bonds	Government Fixed Income	10.375%	11/15/12		862,022
	Gov't Nat'l Mtge Assn Pool # 780487	Government Fixed Income	7.250%	04/15/06		141

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Gov't Nat'l Mtge Assn Pool # 780985	Government Fixed Income	6.000%	12/15/08		119,704
	Gov't Nat'l Mtge Assn Pool # 781284	Government Fixed Income	6.000%	02/15/11		173,268
	Federal Nat'l Mtge Assn Pool # 735681	Government Fixed Income	5.500%	07/01/20		1,357,685
	Federal Nat'l Mtge Assn Pool # 251904	Government Fixed Income	6.000%	08/01/08		95,421
	Federal Nat'l Mtge Assn Pool # 255572	Government Fixed Income	5.500%	12/01/14		359,287
	Federal Nat'l Mtge Assn Pool # 806556	Government Fixed Income	4.560%	02/01/35		2,108,651
	Federal Nat'l Mtge Assn Pool # 255676	Government Fixed Income	5.500%	03/01/15		338,221
	Federal Nat'l Mtge Assn Pool # 86643	Government Fixed Income	5.300%	06/01/29		4,457
	Federal Nat'l Mtge Assn Pool # 0323331	Government Fixed Income	6.500%	11/01/08		164,169
	Federal Nat'l Mtge Assn Pool # 835245	Government Fixed Income	5.031%	10/01/35		979,007
	Federal Nat'l Mtge Assn Pool # 255989	Government Fixed Income	5.500%	11/01/20		2,195,849
	Federal Nat'l Mtge Assn Pool # 828056	Government Fixed Income	4.869%	06/01/35		1,065,117
	Federal Nat'l Mtge Assn Pool # 555255	Government Fixed Income	6.169%	04/01/40		318,855
	Federal Nat'l Mtge Assn Pool # 460770	Government Fixed Income	4.524%	12/01/09		628,427
	Federal Nat'l Mtge Assn Pool # 735386	Government Fixed Income	5.500%	01/01/20		179,458
	Federal Nat'l Mtge Assn Pool # 255954	Government Fixed Income	5.500%	10/01/20		889,862
	Federal Natl Mtg Assn Remic Tr	Government Fixed Income	5.500%	05/25/27		707,560
	Federal Natl Mtg Assn Remic Tr	Government Fixed Income	6.000%	08/25/28		412,898
	Federal Natl Mtg Assn Remic Tr	Government Fixed Income	5.000%	03/25/18		128,019
	Federal Home Ln Mtg Corp Remic Tr	Government Fixed Income	5.000%	12/15/17		276,471
	Federal Natl Mtg Assn Remic Tr	Government Fixed Income	6.500%	07/25/34		258,884
	Federal Natl Mtg Assn Gtd Remic	Government Fixed Income	5.500%	02/25/35		363,013
	Federal Natl Mtg Assn Gtd	Government Fixed Income	5.500%	08/25/35		341,079
	Federal Natl Mtg Assn Gtd	Government Fixed Income	5.500%	01/25/34		418,565
	Federal Natl Mtg Assn Gtd	Government Fixed Income	5.500%	12/25/33		341,745

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Federal Natl Mtg Assn	Government Fixed Income	2.350%	04/05/07		674,584
	Federal Natl Mtg Assn	Government Fixed Income	3.000%	03/02/07		877,100
	Federal Natl Mtg Assn	Government Fixed Income	1.750%	06/16/06		182,630
	Federal Natl Mtg Assn M/T/N	Government Fixed Income	2.710%	01/30/07		1,345,352
	Federal Natl Mtg Assn M/T/N	Government Fixed Income	2.350%	04/29/06		124,102
	Federal Home Ln Mtg Corp	Government Fixed Income	4.625%	05/28/13		263,656
	Federal Natl Mtg Assn M/T/N	Government Fixed Income		03/15/07		361,906
	Federal Home Ln Mtg Corp	Government Fixed Income	5.500%	01/15/31		430,992
	Federal Home Ln Mtg Corp	Government Fixed Income	5.500%	04/15/35		403,899
	Gov't Nat'l Mtg Assn Pool# 781590	Government Fixed Income	5.500%	04/15/33		109,603
	Gov't Nat'l Mtge Assn Pool # 589206	Government Fixed Income	6.000%	10/15/32		11,300
	Gov't Nat'l Mtge Assn Pool # 599742	Government Fixed Income	6.000%	10/15/32		5,184
	Gov't Nat'l Mtge Assn Pool # 80916	Government Fixed Income	3.750%	05/20/34		402,985
	Israel St	Government Fixed Income	5.500%	09/18/33		163,889
	Resolution Fdg Corp Fed Book	Government Fixed Income		10/15/18		40,946
	Resolution Fdg Corp Fed Book	Government Fixed Income		07/15/18		41,468
	Slm Student Ln Tr	Government Fixed Income	5.220%	10/25/16		448,952
	Small Business Admin Gtd Partn	Government Fixed Income	4.524%	02/10/13		369,690
	U S Treasury Bonds	Government Fixed Income	8.500%	02/15/20		1,017,039
	U S Treasury Bonds	Government Fixed Income	8.750%	08/15/20		611,402
	U S Treasury Bonds	Government Fixed Income	6.250%	08/15/23		1,289,671
	U S Treasury Bonds	Government Fixed Income	6.000%	02/15/26		1,061,297
	U S Treasury Bonds	Government Fixed Income	6.750%	08/15/26		678,731
	U S Treas Infl Idx N/B	Government Fixed Income	0.875%	04/15/10		1,294,340
	United States Treas Nts	Government Fixed Income	3.750%	03/31/07		535,399
	United States Treas Nts	Government Fixed Income	4.500%	11/15/15		438,567
	United States Treas Nts	Government Fixed Income	4.375%	11/15/08		785,123
	United States Treas Nts	Government Fixed Income	4.250%	11/30/07		4,063,060
	U S Treasury Bonds	Government Fixed Income	8.125%	08/15/19		1,600,835
	U S Treasury Bonds	Government Fixed Income	10.375%	11/15/12		690,723
	U S Treasury Bond	Government Fixed Income	5.500%	08/15/28		134,929
	U S Treasury Bonds	Government Fixed Income	5.375%	02/15/31		185,341
	Gov't Nat'l Mtge Assn Pool # 590089	Government Fixed Income	5.500%	07/15/33		66,277

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Gov't Nat'l Mtge Assn Pool # 572394	Government Fixed Income	7.000%	11/15/31		6,631
	Gov't Nat'l Mtge Assn Pool # 499416	Government Fixed Income	6.000%	02/15/29		4,615
	Gov't Nat'l Mtge Assn Pool # 372062	Government Fixed Income	6.500%	03/15/24		83,891
	Gov't Nat'l Mtge Assn Pool # 781548	Government Fixed Income	7.000%	11/15/32		16,962
	Gov't Nat'l Mtge Assn Pool # 781328	Government Fixed Income	7.000%	09/15/31		80,333
	Fed'l Home Loan Mtge Corp Grp # B19667	Government Fixed Income	5.000%	08/01/20		191,100
	FHLMC Tba 15Yr Gold Sfm 05.50% Jan	Government Fixed Income	5.500%	01/01/19		100,563
	Fed'l Home Loan Mtge Corp Grp # G11769	Government Fixed Income	5.000%	10/01/20		670,337
	Fed'l Home Loan Mtge Corp Grp # M80817	Government Fixed Income	4.000%	05/01/10		187,532
	Fed'l Home Loan Mtge Corp Grp # B18712	Government Fixed Income	5.000%	11/01/19		1,188,674
	FNMA Tba 15Yr Sfm 04.50% Jan	Government Fixed Income	4.500%	01/01/19		3,113,000
	FNMA Tba 30Yr Sfm 04.50% Jan	Government Fixed Income	4.500%	01/01/35		847,406
	FNMA Tba 15Yr Sfm 05.50% Jan	Government Fixed Income	5.500%	01/01/20		1,207,125
	Fed'l Home Loan Mtge Corp Grp # G18065	Government Fixed Income	5.000%	07/01/20		377,997
	FNMA Tba 30Yr Sfm 06.50% Jan	Government Fixed Income	6.500%	01/01/35		(1,025,625)
	Fed'l Home Loan Mtge Corp Grp # G01391	Government Fixed Income	7.000%	04/01/32		95,641
	Fed'l Home Loan Mtge Corp Grp # E00627	Government Fixed Income	5.500%	02/01/14		190,778
	FHLMC Tba 15Yr Gold Sfm 05.00% Dec	Government Fixed Income	5.000%	12/01/16		(297,047)
	Fed'l Home Loan Mtge Corp Grp # G11777	Government Fixed Income	5.000%	10/01/20		289,050
	Fed'l Home Loan Mtge Corp Grp # B15485	Government Fixed Income	5.000%	06/01/19		192,624
	FHLMC Tba 30Yr Gold Sfm 06.00% Jan	Government Fixed Income	6.000%	01/01/34		(403,875)
	Fed'l Home Loan Mtge Corp Grp # E91860	Government Fixed Income	5.500%	10/01/17		101,652

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Fed'l Home Loan Mtge Corp Grp # G01770	Government Fixed Income	5.500%	01/01/35		641,388
	Fed'l Home Loan Mtge Corp Grp # E88978	Government Fixed Income	5.500%	04/01/17		119,510
	Fed'l Home Loan Mtge Corp Grp # C90213	Government Fixed Income	7.000%	04/01/18		27,821
	Fed'l Home Loan Mtge Corp Grp # G11681	Government Fixed Income	5.000%	04/01/20		183,808
	Fed'l Home Loan Mtge Corp Grp # G01912	Government Fixed Income	5.000%	09/01/35		574,494
	Fed'l Home Loan Mtge Corp Grp # G01534	Government Fixed Income	6.000%	04/01/33		410,252
	FNMA Tba 30Yr Sfm 05.50% Jan	Government Fixed Income	5.500%	01/01/35		(4,455,000)
	FNMA Tba 15Yr Sfm 05.00% Jan	Government Fixed Income	5.000%	01/01/20		(692,344)
	FHLMC Tba 15Yr Gold Sfm 05.00% Jan	Government Fixed Income	5.000%	01/01/19		(2,771,125)
	FNMA Tba 30Yr Sfm 06.00% Jan	Government Fixed Income	6.000%	01/01/35		(302,719)
	FNMA Tba 30Yr Sfm 05.00% Jan	Government Fixed Income	5.000%	01/01/35		(1,646,875)
	FHLMC Tba 30Yr Gold Sfm 05.00% Jan	Government Fixed Income	5.000%	01/15/33		2,225,969
	Fed'l Home Loan Mtge Corp Grp # G18078	Government Fixed Income	5.000%	10/01/20		55,162
	Fed'l Home Loan Mtge Corp Grp # B18931	Government Fixed Income	4.500%	03/01/20		92,314
	Fed'l Home Loan Mtge Corp Grp # C49499	Government Fixed Income	6.500%	04/01/31		5,558
	Fed'l Home Loan Mtge Corp Grp # G01740	Government Fixed Income	5.500%	12/01/34		122,168
	Fed'l Home Loan Mtge Corp Grp # J00108	Government Fixed Income	5.000%	09/01/20		564,092
	Fed'l Home Loan Mtge Corp Grp # J00432	Government Fixed Income	5.000%	11/01/20		234,937
	Fed'l Home Loan Mtge Corp Grp # J00774	Government Fixed Income	5.000%	12/01/20		693,091
	Fed'l Home Loan Mtge Corp Grp # G11812	Government Fixed Income	5.000%	12/01/20		1,782,233
	Fed'l Home Loan Mtge Corp Grp # J00813	Government Fixed Income	5.000%	12/01/20		111,874
	Fed'l Home Loan Mtge Corp Grp # J00555	Government Fixed Income	5.000%	12/01/20		241,886

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Fed'l Home Loan Mtge Corp Grp # J02314	Government Fixed Income	5.000%	07/01/20		396,013
	Fed'l Home Loan Mtge Corp Grp # B14156	Government Fixed Income	4.000%	05/01/19		71,219
	Fed'l Home Loan Mtge Corp Grp # B14838	Government Fixed Income	4.500%	06/01/19		433,911
	Fed'l Home Loan Mtge Corp Grp # J00515	Government Fixed Income	5.000%	11/01/20		779,243
	Fed'l Home Loan Mtge Corp Grp # G11742	Government Fixed Income	5.000%	07/01/20		92,085
	Fed'l Home Loan Mtge Corp Grp # G11720	Government Fixed Income	4.500%	08/01/20		554,496
	Federal Nat'l Mtge Assn Pool # 545762	Government Fixed Income	6.500%	07/01/32		61,771
	Federal Nat'l Mtge Assn Pool # 783710	Government Fixed Income	5.500%	07/01/34		224,561
	Federal Nat'l Mtge Assn Pool # 255413	Government Fixed Income	6.500%	10/01/34		294,339
	Federal Nat'l Mtge Assn Pool # 725424	Government Fixed Income	5.500%	04/01/34		219,308
	Federal Nat'l Mtge Assn Pool # 555114	Government Fixed Income	5.500%	12/01/17		10,864
	Federal Nat'l Mtge Assn Pool # 738632	Government Fixed Income	5.000%	11/01/18		141,248
	Federal Nat'l Mtge Assn Pool # 725206	Government Fixed Income	5.500%	02/01/34		996,055
	Federal Nat'l Mtge Assn Pool # 555531	Government Fixed Income	5.500%	06/01/33		104,522
	Federal Nat'l Mtge Assn Pool # 562319	Government Fixed Income	7.000%	01/01/31		904
	Federal Nat'l Mtge Assn Pool # 725162	Government Fixed Income	6.000%	02/01/34		356,897
	Federal Nat'l Mtge Assn Pool # 725946	Government Fixed Income	5.500%	11/01/34		989,741
	Federal Nat'l Mtge Assn Pool # 745140	Government Fixed Income	5.000%	11/01/35		991,110
	Federal Nat'l Mtge Assn Pool # 545556	Government Fixed Income	7.000%	04/01/32		23,839
	Federal Nat'l Mtge Assn Pool # 254693	Government Fixed Income	5.500%	04/01/33		1,051,722
	Federal Nat'l Mtge Assn Pool # 254407	Government Fixed Income	7.000%	08/01/32		118,528
	Federal Nat'l Mtge Assn Pool # 844803	Government Fixed Income	4.500%	10/01/35		93,472

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Federal Nat'l Mtge Assn Pool # 357327	Government Fixed Income	5.000%	01/01/18		192,805
	Federal Nat'l Mtge Assn Pool # 647484	Government Fixed Income	7.000%	06/01/32		1,785
	Federal Nat'l Mtge Assn Pool # 809774	Government Fixed Income	4.728%	02/01/35		357,193
	Federal Nat'l Mtge Assn Pool # 572833	Government Fixed Income	6.000%	04/01/16		253,751
	Federal Nat'l Mtge Assn Pool # 545823	Government Fixed Income	5.500%	08/01/17		10,812
	Federal Nat'l Mtge Assn Pool # 545900	Government Fixed Income	5.500%	07/01/17		30,743
	Federal Nat'l Mtge Assn Pool # 555880	Government Fixed Income	5.500%	11/01/33		293,614
	Federal Nat'l Mtge Assn Pool # 725027	Government Fixed Income	5.000%	11/01/33		1,560,415
	Federal Nat'l Mtge Assn Pool # 555606	Government Fixed Income	4.000%	07/01/18		68,437
	Federal Nat'l Mtge Assn Pool # 254235	Government Fixed Income	6.000%	03/01/17		15,550
	Federal Nat'l Mtge Assn Pool # 190319	Government Fixed Income	6.500%	02/01/32		561,634
	Federal Nat'l Mtge Assn Pool # 658290	Government Fixed Income	4.500%	04/01/18		195,752
	Federal Nat'l Mtge Assn Pool # 687885	Government Fixed Income	5.500%	03/01/18		77,597
	Federal Nat'l Mtge Assn Pool # 735009	Government Fixed Income	5.000%	05/01/19		389,114
	Federal Nat'l Mtge Assn Pool # 735494	Government Fixed Income	4.500%	03/01/20		346,692
	Federal Nat'l Mtge Assn Pool # 779556	Government Fixed Income	5.500%	06/01/34		251,877
	Federal Nat'l Mtge Assn Pool # 769094	Government Fixed Income	5.500%	06/01/34		178,192
	Federal Nat'l Mtge Assn Pool # 773501	Government Fixed Income	5.500%	08/01/19		708,147
	Federal Nat'l Mtge Assn Pool # 776524	Government Fixed Income	6.500%	03/01/34		269,609
	Federal Nat'l Mtge Assn Pool # 735989	Government Fixed Income	5.500%	02/01/35		1,526,097
			Total Government Bonds			82,975,503
	Sales Tax Asset Receivable	State & Local Obligations	3.600%	10/15/08		194,070
	Texas St Pub Fin Auth Rev	State & Local Obligations	2.625%	06/15/06		703,596
			Total State & Local Obligations			897,666

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost**	(e) Current Value

	Amresco Independence Fdg Inc V/R	Other Bonds		06/15/26		515,756
	Bayview Finl Acquisition Tr 144A	Other Bonds	7.010%	05/25/29		138,644
	Bellsouth Corp	Other Bonds		04/26/21		449,460
	Business Ln Ctr Inc V/R Restr	Other Bonds	6.750%	01/15/25		352,993
	Cwabs Inc	Other Bonds	5.079%	12/25/35		1,358,775
	Gs Mtg Secs Corp	Other Bonds	4.428%	03/20/23		357,242
	Hbos Plc Medium Term Sr Nts	Other Bonds	3.600%	08/15/07		191,313
	Italy Rep	Other Bonds	2.750%	12/15/06		1,104,941
	J P Morgan Mtg Acquisition	Other Bonds	5.039%	12/25/35		955,035
	Merck & Co Inc 144A Restr	Other Bonds		02/22/11		599,892
	Nationwide Bldg Soc Mtn	Other Bonds	3.500%	07/31/07		146,967
	Pbg Equip Tr 144A	Other Bonds	6.270%	01/20/12		248,680
	Prudential Ins Co Amer	Other Bonds	6.375%	07/23/06		252,010
	USAA Auto Owner Tr	Other Bonds	4.000%	12/15/09		1,704,572
	Citigroup Inc	Other Bonds	1.750%	02/01/08		832,394
	Allstate Finl Global Fdg Llc	Other Bonds	6.150%	02/01/06		125,138
	Bae Sys Hldgs Inc	Other Bonds	5.200%	08/15/15		83,296
	Barclays Bk Plc V/R	Other Bonds	6.860%	06/15/32		61,258
	Bellsouth Corp	Other Bonds		04/26/21		249,700
	Belvoir Ld Llc	Other Bonds	5.270%	12/15/47		48,189
	Cwabs Inc	Other Bonds	5.079%	12/25/35		830,363
	Halliburton Co	Other Bonds	7.600%	08/15/96		29,902
	Hbos Plc Medium Term Sr Nts	Other Bonds	3.500%	11/30/07		195,178
	Hbos Plc Medium Term Sr Nts	Other Bonds	3.600%	08/15/07		88,298
	Israel St	Other Bonds	5.500%	04/26/24		377,549
	Nationwide Bldg Soc Mtn	Other Bonds	3.500%	07/31/07		220,451
	Petro Cda	Other Bonds	5.350%	07/15/33		92,864
	SBC Communications Inc	Other Bonds	4.389%	06/05/06		324,298
	Telecom Italia Cap	Other Bonds	6.000%	09/30/34		52,984
	United Mexican Sts M/T/N	Other Bonds	8.000%	09/24/22		37,013
	United Mexican States	Other Bonds	8.125%	12/30/19		147,300
	Liberty Mutual Group	Other Bonds	6.500%	03/15/35		58,538
	AT&T Broadband Corp	Other Bonds	4.188%	03/15/13		115,745
			Total Other Bonds			12,346,738
			Total Bonds and Debentures			215,347,731

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Abn Amro Hldg N V Sponsored Adr	Common Stock		609,062
	Aeon Co Ltd	Common Stock		533,757
	Aiful Corp	Common Stock		250,356
	Ansell Ltd	Common Stock		204,800
	A/S Dampskibsselskabet Torm	Common Stock		174,168
	Abb Ltd	Common Stock		415,724
	Aegon N V	Common Stock		341,088
	Advantest Corp	Common Stock		243,648
	Air Liquide Adr	Common Stock		325,848
	Ajinomoto Inc Adr	Common Stock		214,750
	Aktiebolgt Electrolux Adr	Common Stock		264,654
	Akzo Nobel N V Adr	Common Stock		202,752
	Alcatel Alsthom	Common Stock		390,600
	All Nippon Awys Ltd	Common Stock		427,035
	Allianz Aktiengesellschaft	Common Stock		817,560
	Allied Irish Bks P L C Spon Adr	Common Stock		277,092
	Alpha Bk A E	Common Stock		283,202
	Altana Aktiengesellschaft	Common Stock		185,198
	Alps Elec Ltd Adr	Common Stock		208,800
	Amer Sports Corporation Spon	Common Stock		100,192
	Amvescap Plc Spon Adr	Common Stock		325,499
	Anglo American Plc Adr	Common Stock		612,128
	Arcelor N A	Common Stock		199,576
	Asahi Glass Adr	Common Stock		400,009
	Asahi Kasei Corp Adr	Common Stock		229,874
	Astrazeneca Plc Spons Adr	Common Stock		840,780
	Atlas Copco Ab Sponsored Adr	Common Stock		315,808
	Axa Adr	Common Stock		682,163
	Boc Group Plc Spon Adr	Common Stock		158,813
	Bt Group Plc	Common Stock		401,455
	Baa Plc Sponsor Adr	Common Stock		289,552
	Bnp Paribas	Common Stock		814,282
	Bae Sys Plc	Common Stock		549,204
	Banco Bilbao Vizcaya	Common Stock		760,410
	Banco Santander Cent Hispano S A Adr	Common Stock		950,999
	Bank Fukuoka Ltd Adr	Common Stock		230,815
	Bank Yokohama Ltd Japan Adr	Common Stock		359,740

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Barclays Plc Adr	Common Stock		861,588
	Basf AG	Common Stock		474,176
	Bayer A G Sponsored Adr	Common Stock		425,952
	Bhp Billiton Limited	Common Stock		716,859
	Bhp Billiton Plc	Common Stock		526,652
	Bg Plc	Common Stock		364,578
	Boots Group Plc	Common Stock		212,923
	Bp Plc Spons Adr	Common Stock		2,421,094
	Bridgestone Corp Adr	Common Stock		208,000
	British Sky Broadcasting Group Spons Adr	Common Stock		173,400
	British Awys Plc Adr	Common Stock		203,550
	British American Tobacco	Common Stock		450,400
	Bulgari S P A Adr	Common Stock		191,320
	Business Objects S A Sponsored Adr	Common Stock		226,296
	Csk Hldgs Corp Adr	Common Stock		199,612
	Cadbury Schweppes P L C Adr	Common Stock		268,987
	Canon Inc Adr Repstg 5 Shs	Common Stock		588,300
	Carnival Plc	Common Stock		193,358
	Centrica Plc	Common Stock		243,600
	Cheung Kong Hldgs Ltd Adr	Common Stock		246,240
	Clp Holdings Ltd	Common Stock		226,356
	Coca Cola Amatil Ltd	Common Stock		195,680
	Coles Myer Ltd Sponsored Adr New	Common Stock		229,229
	Commonwealth Bk Australia Spnrd Adr 144A	Common Stock		790,256
	Compass Group Plc	Common Stock		158,592
	Continental AG Sponsored Adr	Common Stock		141,357
	Corporacion Mapfre-Compania Adr	Common Stock		248,471
	Credit Suisse Group Sponsored Adr	Common Stock		751,003
	Crh Plc Adr	Common Stock		195,426
	Dbs Group Hldgs Ltd	Common Stock		248,075
	Dsm N.V. Adr	Common Stock		89,531
	Dai Nippon Prtg Ltd Japan Adr	Common Stock		427,008
	Daimler-Chrysler AG	Common Stock		505,197
	Daiwa Group Inc.	Common Stock		566,380

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Danske Bk A/S Adr	Common Stock		403,731
	Denso Corp	Common Stock		275,862
	Deutsche Bank Npv	Common Stock		697,464
	Deutsche Lufthansa A G	Common Stock		234,430
	Deutsche Telekom AG Sponsored Adr	Common Stock		588,702
	Diageo Plc Spon Adr New	Common Stock		555,308
	Dnb Nor Asa 144A Spon Adr	Common Stock		234,994
	E On AG	Common Stock		797,412
	Edp-Energias De Portugal Sa Adr	Common Stock		314,565
	Eisai Ltd Spons Adr	Common Stock		629,085
	Elan Corp Plc Adr	Common Stock		246,561
	Endesa S A Sponsored Adr	Common Stock		681,462
	Enel Societa Per Azioni	Common Stock		482,850
	Eni S P A Sponsored Adr	Common Stock		873,020
	Erste Bk Der Oesterreichischen	Common Stock		183,143
	Delhaize Group	Common Stock		248,786
	Fiat S.P.A Adr New	Common Stock		163,372
	Fortis Nl	Common Stock		848,766
	Fosters Group Ltd Adr Ltd Spons	Common Stock		390,063
	France Telecom Sponsored Adr	Common Stock		591,192
	Friends Provident P L C	Common Stock		291,161
	Fuji Photo New Adr	Common Stock		365,310
	Fujitsu Ltd Adr Com	Common Stock		235,854
	Gallaher Group Plc	Common Stock		129,344
	Glaxo Smithkline Plc	Common Stock		1,678,460
	Groupe Danone Sponsored Adr	Common Stock		389,240
	Gus Plc Sponsored Adr	Common Stock		279,149
	Hbos Plc	Common Stock		823,386
	HSBC Hldgs Plc	Common Stock		2,119,580
	Hang Seng Bk Ltd Spons Adr	Common Stock		182,728
	Hellenic Telecommun Org Spons Adr	Common Stock		203,312
	Hilton Grp Plc-Spons Adr	Common Stock		141,659
	Hitachi Ltd Adr 10 Com	Common Stock		357,220
	Honda Motor Co Ltd	Common Stock		579,400
	Hong Kong & China Gas Ltd Spnsrd Adr	Common Stock		136,576

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Hutchison Whampoa Ltd Adr	Common Stock		238,115
	Hypo Real Estate Hldg AG Sponsored Adr	Common Stock		248,779
	Imperial Tob Group Plc Sponsored Adr	Common Stock		305,475
	Ireland Bk Sponsored Adr	Common Stock		210,506
	Ing Groep N V Sponsored Adr	Common Stock		699,882
	International Pwr Plc	Common Stock		193,246
	Italcementi S P A Adr	Common Stock		223,224
	Itochu Corp Adr	Common Stock		241,770
	J Sainsbury Plc	Common Stock		167,231
	James Hardie Inds N V	Common Stock		226,641
	Japan Airlines Corporation	Common Stock		399,781
	Kao Corp Adr	Common Stock		240,956
	Kingfisher Plc	Common Stock		304,253
	Kirin Brewery Ltd	Common Stock		208,980
	Kobe Stl Ltd Sponsored Adr	Common Stock		226,548
	Komatsu Ltd New	Common Stock		446,303
	Koninklijke Ahold Nv Sponsored Adr	Common Stock		186,744
	Koninklijke Philips Electrs	Common Stock		444,730
	Royal Kpn Nv	Common Stock		251,000
	Kubota Corp Adr	Common Stock		178,500
	Kyocera Corp Adr	Common Stock		204,876
	Lloyds Tsb Group Plc Adr	Common Stock		623,610
	L Oreal Co Adr	Common Stock		348,153
	Lafarge S.A. Adr	Common Stock		189,168
	Lagardere Groupe S C A Spons Adr	Common Stock		237,680
	Legal & General Plc Adr	Common Stock		459,930
	Lend Lease Ltd	Common Stock		659,626
	Logitech Intl S A	Common Stock		212,336
	Luxottica Group S P A Adr	Common Stock		202,480
	Lvmh Moet Hennessy Louis	Common Stock		221,313
	Meiji Seika Kaisha Ltd Adr	Common Stock		191,239
	Mtr Corp Ltd	Common Stock		159,311
	Marks & Spencer Group P L C	Common Stock		421,338
	Marui Ltd Adr New	Common Stock		274,589
	Matsushita Elec Ind Co Ltd Adr	Common Stock		523,260
	Matsui Secs Co Ltd	Common Stock		166,434

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Mediaset S P A	Common Stock		279,750
	Metso Corp	Common Stock		229,572
	Millea Hldgs Inc	Common Stock		344,200
	Minebea Ltd Spon Adr	Common Stock		229,147
	Mitsui & Co Ltd Adr	Common Stock		558,800
	Mitsubishi Corp Adr	Common Stock		663,390
	Mitsubishi Estate Ltd Adr	Common Stock		705,752
	Mitsubishi Elec Corp Adr	Common Stock		389,098
	Mitsui Sumitomo Insurance Company	Common Stock		537,931
	Mitsubishi Ufj Finl Group Inc	Common Stock		1,191,030
	Nh Hoteles Sociedad Anonima	Common Stock		296,951
	National Aust Bk Ltd Adr New	Common Stock		562,875
	National Bk Greece S A	Common Stock		222,560
	National Grid Plc	Common Stock		390,591
	Nec Corp Adr	Common Stock		253,790
	Nec Electronics Corp Adr	Common Stock		262,304
	Neptune Orient Lines Ltd	Common Stock		224,303
	Nestle S A Sponsored Adr	Common Stock		1,335,900
	Nidec Corp	Common Stock		251,024
	Nikko Cordial Corporation	Common Stock		561,823
	Nintendo Ltd Adr	Common Stock		217,325
	Nippon Yusen Kabushiki Kaisha Adr	Common Stock		465,508
	Nippon Shokubai Co Ltd Adr	Common Stock		214,901
	Nippon Teleg & Tel Corp Sponsored Adr	Common Stock		364,960
	Nisshin Steel Ltd Adr	Common Stock		206,592
	Nissan Mtr Ltd Adr	Common Stock		347,480
	Nitto Denko Corp Adr	Common Stock		311,446
	Nokia Corp Adr-A Shs	Common Stock		982,710
	Nomura Hldgs Inc	Common Stock		461,280
	Norsk Hydro A S Sponsored Adr	Common Stock		165,088
	Ntt Docomo Inc	Common Stock		389,128
	Novartis AG Spnsrd Adr	Common Stock		1,321,446
	Novo Nordisk A/S Adr	Common Stock		281,700
	Oce N V	Common Stock		99,755
	Oji Paper Co Ltd Sponsored Adr	Common Stock		265,739
	Olympus Corp	Common Stock		604,072

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Omron Corp	Common Stock		216,623
	Orkla A S	Common Stock		194,002
	Osterreichische	Common Stock		177,700
	Pearson Plc	Common Stock		123,448
	Peninsular & Oriental Steam Nav Co	Common Stock		271,200
	Pernod Ricard S A Sponsored Adr	Common Stock		260,802
	Peugeot S.A. Adr	Common Stock		224,032
	Pioneer Corp Japan	Common Stock		220,800
	Prudential Plc Adr	Common Stock		436,164
	Publicis S A New	Common Stock		191,125
	Puma AG Rudolf Dassler Sport	Common Stock		174,597
	Q P Corp Spons Adr	Common Stock		231,517
	Reed International Plc	Common Stock		203,492
	Reed Elsevier N V	Common Stock		160,655
	Repsol Ypf S.A. Adr	Common Stock		391,153
	Reuters Group Plc	Common Stock		121,688
	Ricoh Ltd Adr New	Common Stock		209,947
	Rio Tinto Plc Spon Adr	Common Stock		630,626
	Rio Tinto Spons Adr	Common Stock		465,658
	Roche Hldg Ltd Sponsored Adr	Common Stock		1,208,095
	Rolls-Royce Group Plc	Common Stock		232,646
	Royal & Sun Alliance Ins Group	Common Stock		547,616
	Royal Dutch Shell Plc	Common Stock		1,010,346
	Royal Dutch Shell Plc Spons Adr	Common Stock		1,374,302
	Rwe AG Spons Adr	Common Stock		544,492
	Shizuoka Bk Ltd Adr	Common Stock		200,288
	Sabmiller Plc	Common Stock		245,903
	San Paolo-Imi S P A	Common Stock		1,140,625
	Sandvik Ab Adr	Common Stock		506,752
	Santos Ltd Adr New	Common Stock		206,310
	Sanofi-Aventis	Common Stock		1,079,940
	SAP Aktiengesellschaft Adr	Common Stock		522,812
	Schering A G	Common Stock		220,803
	Scottish & Southn Energy Plc	Common Stock		214,118
	Scottish Pwr Plc Sponsored Adr	Common Stock		266,333
	Secom Ltd Adr	Common Stock		522,750
	Serono S A	Common Stock		230,376

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Sharp Corp	Common Stock		243,200
	Shiseido Ltd Sponsored Adr	Common Stock		186,390
	Siemens A G	Common Stock		864,459
	Singapore Telecommunications	Common Stock		241,718
	Sino Ld Ltd Sponsored Adr	Common Stock		231,588
	Skf Ab Adr	Common Stock		270,393
	Smith & Nephew P L C	Common Stock		165,006
	Societe Generale France Sponsored Adr	Common Stock		625,031
	Sodexho Alliance Spons Adr	Common Stock		209,355
	Solvay S A Sponsored Adr	Common Stock		197,669
	Sony Corp Adr Amern Sh New	Common Stock		595,680
	Statoil Asa	Common Stock		227,304
	Stora Enso Oyj	Common Stock		183,872
	Swiss Reins Co Sponsored Adr	Common Stock		331,384
	Swisscom	Common Stock		100,832
	Sumitomo Elec Inds Ltd Adr	Common Stock		182,089
	Sumitomo Metal Inds Ltd Adr	Common Stock		253,869
	Sumitomo Tr & Bkg Ltd Spons Adr	Common Stock		490,032
	Sumitomo Mitsui Finl Group Inc	Common Stock		677,760
	Sun Hung Kai Pptys Ltd	Common Stock		194,760
	Suruga Bk Ltd	Common Stock		251,970
	Svenska Cellulosa Aktiebolaget Adr	Common Stock		220,176
	Swire Pac Ltd Adr	Common Stock		170,544
	Syngenta AG Spons Adr	Common Stock		249,100
	TDK Corp Adr	Common Stock		194,040
	Tnt N V	Common Stock		253,368
	Tabcorp Hldgs Ltd	Common Stock		207,869
	Taiheiyo Cem Corp	Common Stock		259,731
	Technip Sa	Common Stock		194,496
	Teijin Ltd Adr	Common Stock		253,832
	Telecom Corp New Zealand Ltd Spon Adr	Common Stock		206,701
	Telecom Italia S P A New	Common Stock		433,184
	Telecom Italia S P A New	Common Stock		288,206
	Ericsson (Lm) Telephone Co Adr (New)	Common Stock		662,544
	Telefonica S A Spon Adr	Common Stock		793,432

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current Value

	Television Broadcast Ltd Spon Adr	Common Stock		122,211
	Tesco Plc Sponsored Adr	Common Stock		565,116
	Thomson	Common Stock		186,366
	Tokyu Ld Corp Adr	Common Stock		239,736
	Toppan Prtg Ltd Adr	Common Stock		186,800
	Toray Inds Inc Adr	Common Stock		334,171
	Total S.A. Adr	Common Stock		1,617,920
	Toyo Suisan Kaisha Ltd Adr	Common Stock		177,447
	Toyota Mtr Corp Adr 2 Com	Common Stock		1,726,230
	Trend Micro Inc	Common Stock		192,250
	Ubs AG Registered	Common Stock		1,177,322
	Unilever Plc Amer Shs Adr New	Common Stock		401,160
	Unilever Nv Ny Share F New	Common Stock		439,360
	United Overseas Bk Ltd Sponsored Adr	Common Stock		184,391
	United Utilities Plc - Sp Adr	Common Stock		193,556
	Upm Kymmene Corp Sponsored Adr	Common Stock		119,560
	Vodafone Group Plc Spons Adr	Common Stock		1,487,871
	Valeo Adr	Common Stock		185,250
	Veolia Environnement	Common Stock		674,970
	Vivendi Spons Adr New	Common Stock		465,164
	Volkswagen A G Sponsored A Adr	Common Stock		200,317
	Volvo Aktiebolaget Adr B	Common Stock		367,224
	Westpac Bkg Corp Sponsored Adr	Common Stock		800,696
	Wienerberger Baustoffinustrie	Common Stock		119,610
	Wolseley Plc	Common Stock		489,831
	Wolters Kluwer N V Sponsored Adr	Common Stock		171,250
	Woodside Pete Ltd Sponsored Adr	Common Stock		224,234
	Yamazaki Baking Ltd Adr	Common Stock		178,937
	Zurich Finl Svcs	Common Stock		448,262
		Total Equity Investments		112,810,446

2005
Form 5500, Schedule H, Part IV, Line 4i
Matched Asset Plan
PN 001
Computer Sciences Corporation
EIN 95-2043126

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost**	(e) Current Value

	Future Eurodollar Put 94.75	Financial Future	12/18/06		(12,675)
	Future Eurodollar Put 95.25	Financial Future	12/18/06		19,175
			Total Derivatives		6,500
Assets (Held and End of Year)					$2,376,243,534 ===========

*    represents party in interest

**  Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-58526 of Computer Sciences Corporation on Form S-8 of our report dated June 28, 2006, appearing in this Annual Report on Form 11-K of the Computer Sciences Corporation Matched Asset Plan for the year ended December 31, 2005.

/s/Deloitte & Touche LLP
Los Angeles, California
June 28, 2006

E-1